SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

Westport Capital Partners LLC 40 Danbury Road Wilton, CT 06897 (203) 429-8602 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025705	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 353,387
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 353,387
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 353,387
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV (ERISA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 177,862
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 177,862
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 177,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Westport Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 963025705	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Russel S. Bernard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Sean F. Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Wm. Gregory Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Jordan S. Socaransky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Marc Porosoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 813,641 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 10 of 15 Pages

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on June 15, 2015 (the “Schedule 13D”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5 and 6 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a-c) and (f) of the Schedule 13D are hereby amended and restated as follows:

(a-c, f)	This Schedule 13D is being filed on behalf of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	WCP Real Estate Fund IV, L.P., a Delaware limited partnership ("WCP IV"), as to which WCP LLC serves as investment manager, with respect to the shares of Common Stock directly held by it;

	(ii)	WCP Real Estate Fund IV (ERISA), L.P., a Delaware limited partnership ("WCP IV (ERISA)") together with WCP IV, the "WCP Funds"), as to which WCP LLC serves as investment manager, with respect to the shares of Common Stock directly held by it;

	(iii)	Westport Capital Partners LLC, a Connecticut limited liability company ("WCP LLC"), with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

	(iv)	Russel S. Bernard, a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

	(v)	Sean F. Armstrong ("Mr. Armstrong"), a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

	(vi)	Wm. Gregory Geiger ("Mr. Geiger"), a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

	(vii)	Jordan S. Socaransky, a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager; and

CUSIP No. 963025705	SCHEDULE 13D/A	Page 11 of 15 Pages

(viii)	Marc Porosoff, a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager.

The address of the principal business office of each of the Reporting Persons, other than Mr. Armstrong and Mr. Geiger, is c/o Westport Capital Partners LLC, 40 Danbury Road, Wilton, CT 06897. The business address of each of Mr. Armstrong and Mr. Geiger is c/o Westport Capital Partners LLC, 2121 Rosecrans Avenue, Suite 4325, El Segundo, California 90245.

WCP IV directly holds 353,387 shares of Common Stock, WCP IV (ERISA) directly holds 177,862 shares of Common Stock and certain managed accounts as to which WCP LLC serves as investment manager (the "Managed Accounts") directly hold 250,000 shares of Common Stock and 51,828 shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred Stock") convertible into 32,392 shares of Common Stock. WCP LLC serves as investment manager of each of the WCP Funds. Messrs. Russel S. Bernard, Armstrong, Geiger, Jordan S. Socaransky and Marc Porosoff are the members of the investment committee of WCP LLC and may be deemed to share beneficial ownership over the shares that may be deemed to be beneficially owned by WCP LLC.

The filing of this statement should not be construed as an admission that any Reporting Person, other than WCP IV and WCP IV (ERISA) with respect to the shares of Common Stock they directly hold, is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Stock reported herein.

The Reporting Persons have executed a Joint Filing Agreement, dated June 15, 2015, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On March 19, 2015, the Issuer entered into securities purchase agreements (the "Securities Purchase Agreements"), with certain accredited investors (the "Investors"), including the WCP Funds and the Managed Accounts, pursuant to which, among other things, the Issuer sold an aggregate of 93,000 shares of Series C Mandatorily Convertible Cumulative Perpetual Preferred Stock, liquidation value $1,000 per share (the "Series C Preferred Stock"), in a private placement (the "Private Placement") to the Investors at an offering price of $1,000 per share. Pursuant to the Private Placement, the WCP Funds and the Managed Accounts purchased an aggregate of 12,500 shares of Series C Preferred Stock for an aggregate purchase price of $12,500,000. As a result of the affirmative vote of shareholders of the Issuer as described below, the Series C Preferred Stock purchased by the WCP Funds and the Managed Accounts were mandatorily converted into 6,250,000 shares of Common Stock.

CUSIP No. 963025705	SCHEDULE 13D/A	Page 12 of 15 Pages

This Item 3 does not provide a complete description of the Securities Purchase Agreements and such description is qualified in its entirety by reference to the agreements, which are set forth as Exhibits 2 hereto and incorporated herein by reference.

The Managed Accounts hold an aggregate of 51,828 shares of Series B Preferred Stock. The Managed Accounts used approximately $1,246,289.56 (excluding brokerage commissions) in the aggregate to purchase the Series B Preferred Stock.

The source of the funds for the acquisition of the Common Stock purchased by the WCP Funds and the Managed Accounts and the Series B Preferred Stock purchased by the Managed Accounts was from working capital. No part of the purchase price was borrowed by any of the Reporting Persons for the purpose of acquiring such securities.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 18, 2017, WCP IV informed the Issuer that it was nominating Mr. Armstrong and Howard Fife (together with Mr. Armstrong and their substitutes or any additional nominees, the "Nominees"), for election to the Issuer’s board of directors at the 2018 annual meeting of stockholders of the Issuer (the "Annual Meeting").

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon (i) 8,730,859 shares of Common Stock outstanding as of November 7, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017, and (ii) 32,392 shares of Common Stock issuable upon conversion of Series B Preferred Stock held by the Managed Accounts.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

CUSIP No. 963025705	SCHEDULE 13D/A	Page 13 of 15 Pages

(d)	Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Managed Accounts hold an aggregate of 51,828 shares of Series B Preferred Stock.

Except as described in Item 4 above, which is incorporated to this Item 6 by reference, or elsewhere herein or incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 963025705	SCHEDULE 13D/A	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2017

WCP REAL ESTATE FUND IV, L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel

WCP REAL ESTATE FUND IV (ERISA), L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel

WESTPORT CAPITAL PARTNERS LLC /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel

RUSSEL S. BERNARD /s/ Marc Porosoff
Name: Marc Porosoff
Title: Attorney-in-Fact

SEAN F. ARMSTRONG /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact

CUSIP No. 963025705	SCHEDULE 13D/A	Page 15 of 15 Pages

WM. GREGORY GEIGER
/s/ Marc Porosoff
Name: Marc Porosoff
Title: Attorney-in-Fact

JORDAN S. SOCARANSKY

/s/ Marc Porosoff
Name: Marc Porosoff
Title: Attorney-in-Fact

MARC POROSOFF

/s/ Marc Porosoff